INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2015 AND 2014

(UNAUDITED)

96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Financial Position
Amounts in Canadian Dollars
(Unaudited)

		As at	As at
	Note	March 31, 2015	December 31, 2014
		$	$

ASSETS

Current
Cash		25,702,189	26,165,056
Amounts receivable	4	531,804	344,416
Prepaid expenses		1,200,059	1,008,225

Total current assets		27,434,052	27,517,697

Property and equipment	5	300,341	235,402
Intangible assets	6	348,096	432,933

Total non-current assets		648,437	668,335

Total assets		28,082,489	28,186,032

LIABILITIES

Current
Accounts payable and accrued liabilities	7	3,227,676	3,248,984
Other current liabilities	8	305,022	279,461

Total current liabilities		3,532,698	3,528,445

Loan payable	8	259,775	283,352
Long-term liability	8	80,489	69,941

Total non-current liabilities		340,264	353,293

Total liabilities		3,872,962	3,881,738

EQUITY
Common shares	9	55,294,285	49,505,792
Preferred shares	9	9,409,284	10,076,151
Warrants	9	8,467,024	9,283,332
Contributed surplus	9	6,265,283	5,995,055
Deficit		(55,226,349)	(50,556,036)

Total equity		24,209,527	24,304,294

Total liabilities and equity		28,082,489	28,186,032
Commitments and contingencies [note 13]
Events after the balance sheet date [note 16]

Approved by the Board and authorized for issue on May 12, 2015:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars
(Unaudited)

			Three months ended	Three months ended
	Note		March 31, 2015	March 31, 2014
			$	$

EXPENSES

Research and development	10		4,016,381	1,565,482
General and administrative	11		604,819	561,581

Operating expenses			4,621,200	2,127,063

Finance income	12		(70,741)	(108,592)
Finance costs	12		119,854	21,589

Net finance (income) costs			49,113	(87,003)

Net loss and comprehensive loss for the period			4,670,313	2,040,060

Basic and diluted loss per common share	9	(c)	(0.98)	(0.50)

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars
(Unaudited)

	Common shares		Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)

Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294
Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(4,670,313)	(4,670,313)
Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	451,392	5,030,431	-	-	(13,541,858)	(816,308)	-	-	4,214,123
Exercise of stock options	6,666	91,195	-	-	-	-	(41,200)	-	49,995
Conversion of preferred shares	153,333	666,867	(4,600,000)	(666,867)	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	311,428	-	311,428
Total transactions with owners of the Company	611,391	5,788,493	(4,600,000)	(666,867)	(13,541,858)	(816,308)	270,228	-	4,575,546
Balance, March 31, 2015	5,038,635	55,294,285	64,904,689	9,409,284	125,182,923	8,467,024	6,265,283	(55,226,349)	24,209,527

	Common shares		Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2013	4,058,408	47,191,303	77,895,165	11,292,525	142,230,123	9,818,179	3,280,656	(37,674,216)	33,908,447
Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(2,040,060)	(2,040,060)
Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	86,540	1,065,015	-	-	(2,596,251)	(118,202)	-	-	946,813
Exercise of stock options	947	10,300	-	-	-	-	(3,200)	-	7,100
Expiry of warrants	-	-	-	-	(909,091)	(416,645)	416,645	-	-
Share-based compensation	-	-	-	-	-	-	168,901	-	168,901
Total transactions with owners of the Company	87,487	1,075,315	-	-	(3,505,342)	(534,847)	582,346	-	1,122,814
Balance, March 31, 2014	4,145,895	48,266,618	77,895,165	11,292,525	138,724,781	9,283,332	3,863,002	(39,714,276)	32,991,201

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Cash Flows
Amounts in Canadian Dollars
(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2015	March 31, 2014
		$	$

OPERATING ACTIVITIES
Net loss for the period		(4,670,313)	(2,040,060)
Adjustments for items not affecting cash
Share-based compensation	9	311,428	168,901
Interest accretion	8,12	18,893	19,284
Amortization of intangible assets	6	84,837	220,551
Depreciation of property and equipment	5	17,875	6,252
		(4,237,280)	(1,625,072)
Changes in non-cash working capital balances
Amounts receivable		(187,388)	(168,255)
Prepaid expenses		(191,834)	19,367
Accounts payable and accrued liabilities		(21,308)	233,566
Other current liabilities		25,561	30,853
Cash used in operating activities		(4,612,249)	(1,509,541)

FINANCING ACTIVITIES
Change in loan payable	8	(38,343)	(28,758)
Decrease in long-term liability	8	6,421	4,114
Issue of share capital, net of issuance costs	9	4,264,118	953,913
Cash provided by financing activities		4,232,196	929,269

INVESTING ACTIVITIES
Purchase of property and equipment	5	(82,814)	(10,091)
Net change in marketable securities		-	(1,756)
Cash used in investing activities		(82,814)	(11,847)

Net decrease in cash during the period	9	(462,867)	(592,119)

Cash, beginning of period	9	26,165,056	32,456,506

Cash, end of period		25,702,189	31,864,387

Supplemental cash flow information
Preferred shares converted to common shares (note 9)		666,867	-

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a Canadian public immuno-oncology company developing innovative therapies for the treatment of cancer. The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital and filed Articles of Continuance to change its jurisdiction to Ontario on November 7, 2013. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary Trillium Therapeutics Inc. (“Trillium Privateco”) and changed its name from Stem Cell Therapeutics Corp. to Trillium Therapeutics Inc.

The Company’s head office is located at 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9 and is listed on the Toronto Stock Exchange under the symbol TR and on the NASDAQ Stock Exchange under the symbol TRIL.

2.	Basis of presentation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved the interim condensed consolidated financial statements on May 12, 2015. Any subsequent changes to IFRS or their interpretation, that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2015 could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for held- for-trading financial assets which are measured at fair value.

(c)	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 2 of the Company’s annual consolidated financial statements for the year ended December 31, 2014. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2014.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

3.	Significant accounting policies

The Company’s significant accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended December 31, 2014 and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements. These interim condensed consolidated statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2014.

(a)	Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trillium Privateco to the date of its amalgamation with the Company on June 1, 2014, Stem Cell Therapeutics Inc. to the date of its dissolution on September 17, 2014, and Trillium Therapeutics USA Inc. from the date of incorporation on March 26, 2015.

(b)	New standards and interpretations not yet effective

IFRS 9 Financial Instruments

In October 2010, the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”) which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently monitoring the developments of this standard and assessing the impact that the adoption of this standard may have on the interim condensed consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15’), which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. In April 2015, the IASB agreed to publish an Exposure Draft proposing a one-year deferral of the effective date of the revenue standard to January 1, 2018. The Company is reviewing the standard to determine the impact on the interim condensed consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s interim condensed consolidated financial statements. The Company assesses the impact of adoption of future standards on its interim condensed consolidated financial statements, but does not anticipate significant changes in 2015.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

4.	Amounts receivable

	March 31,	December 31,
	2015	2014
	$	$

Government programs receivable	460,404	344,416
Other amounts receivable	71,400	-
	531,804	344,416

5.	Property and equipment

		Computer	Office
	Lab	equipment	equipment and
	equipment	and software	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2013	111,025	18,111	9,381	138,517
Additions	141,051	21,917	10,635	173,603
Balance, December 31, 2014	252,076	40,028	20,016	312,120
Additions	39,368	43,446	-	82,814
Balance, March 31, 2015	291,444	83,474	20,016	394,934

Accumulated depreciation
Balance, December 31, 2013	14,723	14,004	783	29,510
Depreciation	33,366	9,554	4,288	47,208
Balance, December 31, 2014	48,089	23,558	5,071	76,718
Depreciation	11,184	5,708	983	17,875
Balance March 31, 2015	59,273	29,266	6,054	94,593

Net carrying amounts
December 31, 2014	203,987	16,470	14,945	235,402
March 31, 2015	232,171	54,208	13,962	300,341

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2013	2,103,751
Disposals	(1,085,714)
Balance December 31, 2014 and March 31, 2015	1,018,037

Accumulated amortization
Balance, December 31, 2013	630,279
Amortization	610,776
Disposals	(655,951)
Balance, December 31, 2014	585,104
Amortization	84,837
Balance, March 31, 2015	669,941

Net carrying amounts
December 31, 2014	432,933
March 31, 2015	348,096

Intangible assets are comprised of licensed patent rights related to the SIRPaFc program acquired in 2013 in the amount of $1,018,037.

In 2013, the Company acquired intellectual property related to the use of tigecycline for the treatment of leukemia. The Company returned these rights and recorded an impairment loss of $429,763 in the second quarter of 2014.

7.	Accounts payable and accrued liabilities

	March 31,	December 31,
	2015	2014
	$	$

Trade and other payables	2,107,075	1,604,533
Accrued liabilities	1,074,816	1,585,823
Due to related parties (note 15)	45,785	58,628
	3,227,676	3,248,984

8.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest-bearing contribution agreement and is making monthly repayments of $9,585 through November 2019. As at March 31, 2015, the balance repayable is $527,209. The fair value of the loan payable was determined by discounting the loan payable using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

The Company has a long-term liability of $80,489 related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

The current portions of the loan payable and long-term liability are included in other current liabilities in the interim condensed consolidated statements of financial position.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the Board of Directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the Board of Directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

In December 2013, the Company created the Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for each common share.

(b)	Share capital issued – three months ended March 31, 2015

During the three months ended March 31, 2015, 451,392 common shares were issued on the exercise of 13,541,858 warrants for proceeds of $4,214,123 and 6,666 stock options were exercised for proceeds of $49,995.

During the three months ended March 31, 2015, 4,600,000 Series I First Preferred Shares were converted into 153,333 common shares.

Share capital issued – year ended December 31, 2014

On November 14, 2014, the Company consolidated its outstanding common shares issuing one post-consolidated share for each 30 pre-consolidated shares. All references in these consolidated financial statements and notes to the number of common shares, deferred share units and stock options have been adjusted to the post-consolidation amounts.

In the year ended December 31, 2014, 2,596,251 warrants were exercised for 86,540 common shares and for proceeds of $946,813 and 2,614 stock options were exercised for proceeds of $19,600. Also, 909,091 warrants issued in March 2011 expired unexercised.

During the year ended December 31, 2014, 8,390,476 Series I First Preferred Shares were converted into 279,682 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the purposes of calculating earnings per share have been adjusted for 2014 to the post-consolidated number. The weighted average number of common shares outstanding for the three months ended March 31, 2015 and 2014 were 4,766,937 and 4,099,395, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital (continued)

(d)	Warrants

All warrants were exercisable on issuance. As a result of the November 14, 2014 common share consolidation, the ratio of the number of warrants exercisable for one common share was adjusted from one warrant for each common share to thirty warrants for each common share. The number of warrants outstanding was not adjusted.

The following table shows the number of warrants outstanding, the exercise prices, the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants at March 31, 2015:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

December 13, 2015	5,014,839	$0.21	167,161	$6.30
March 15, 2018	11,659,240	$0.40	388,641	$12.00
March 27, 2018	420,000	$0.40	14,000	$12.00
December 13, 2018	108,088,844	$0.28	3,602,961	$8.40
	125,182,923		4,172,763

Changes in the number of warrants outstanding during the three months ended March 31 were as follows:

		2015		2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of period	138,724,781	$0.29	142,230,123	$0.30
Exercised	(13,541,858)	0.31	(2,596,251)	0.36
Expired	-	-	(909,091)	1.60

Balance, end of period	125,182,923	$0.29	138,724,781	$0.29

(e)	Stock option plan

The Company has a 10% rolling stock option plan, or the 2014 Stock Option Plan, that was approved by the Company’s shareholders at its annual general meeting held on May 27, 2014. Pursuant to the 2014 Stock Option Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding common shares plus 10% of the total number of common shares into which the outstanding First Preferred Shares may be converted. Options granted under the 2014 Stock Option plan are equity-settled, have a vesting period of four years and have a maximum term of ten years. As at March 31, 2015, the Company was entitled to issue an additional 110,961 stock options under the 2014 Stock Option Plan.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital (continued)

Changes in the number of options outstanding during the three months ended March 31 were as follows:

		2015		2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of period	590,141	$9.76	97,372	$9.94
Granted	-	-	19,998	17.70
Exercised	(6,666)	7.50	(947)	7.50
Cancelled/forfeited	(3,000)	30.00	(3,733)	9.91

Balance, end of period	580,475	$9.68	112,690	$11.34

Options exercisable, end of period	213,137	$10.05	50,367	$13.35

The following table reflects stock options outstanding at March 31, 2015:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$7.50	74,841	8.0	$7.50	37,426	$7.50
$8.34	215,758	9.2	$8.34	71,918	$8.34
$10.35	264,127	9.1	$10.35	88,043	$10.35
$15.30	6,666	8.8	$15.30	3,333	$15.30
$18.90	13,332	8.9	$18.90	6,666	$18.90
$30.00	5,751	1.3	$30.00	5,751	$30.00

	580,475	8.9	$9.68	213,137	$10.05

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the three months ended March 31 as follows:

	2015	2014
Expected option life	n/a	7 years
Risk-free interest rate	n/a	2.0%
Dividend yield	n/a	0%
Expected volatility	n/a	75%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. The volatility for the first quarter of 2014 was determined with reference to a peer group of biotechnology companies and their historical volatilities. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

No stock options were issued during the three months ended March 31, 2015. For the three months ended March 31, 2014, the Company issued 19,998 stock options with a fair value of $248,200 and a weighted average grant date fair value of $12.96.

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014. The 2014 DSU Plan is intended to promote a greater alignment of long-term interests between non-executive directors and executive officers of the Company and its shareholders through the issuance of deferred share units (“DSUs”). Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. The Board of Directors intends to use DSUs issued under the 2014 DSU Plan, as well as stock options issued under the 2014 Stock Option Plan, as part of the Company’s overall director and executive officer compensation program. A total of 28,777 units were issued during the year ended December 31, 2014 for payment of directors’ fees and 28,777 were outstanding as at March 31, 2015. The Company has reserved for issuance up to 66,667 common shares under the 2014 DSU Plan.

(g)	Shareholder Rights Plan

On October 17, 2013 the Company’s shareholders adopted a shareholder rights plan (the “2013 Rights Plan”) and approved certain amendments on May 27, 2014 (the “Rights Plan Amendment” which together with the 2013 Rights Plan may be referred to as the “Rights Plan”). The Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The Rights Plan will expire at the close of the Company’s annual meeting of shareholders in 2016.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

9.	Share capital (continued)

The rights issued under the Rights Plan initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at an approximate 50% discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

10.	Research and development

Components of research and development expenses for the three months ended March 31 were as follows:

	2015	2014
	$	$

Research and development programs excluding the below items	3,133,954	922,614
Salaries, fees and short-term benefits	667,404	517,148
Share-based compensation	252,311	25,917
Amortization of intangible assets	84,837	220,551
Depreciation of property and equipment	17,875	6,252
Investment tax credits	(140,000)	(127,000)
	4,016,381	1,565,482

11.	General and Administrative

Components of general and administrative expenses for the three months ended March 31 were as follows:

	2015	2014
	$	$

General and administrative expenses excluding the below items	290,470	194,144
Salaries, fees and short-term benefits	255,232	224,453
Share-based compensation	59,117	142,984
	604,819	561,581

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

12.	Finance income and finance costs

Finance income for the three months ended March 31 was as follows:

	2015	2014
	$	$

Interest income	70,741	96,103
Net currency gain	-	12,489
	70,741	108,592

Finance costs for the three months ended March 31 were as follows:

	2015	2014
	$	$

Bank charges	2,063	2,305
Accreted interest	18,893	19,284
Net foreign currency loss	98,898	-
	119,854	21,589

13.	Commitments and contingencies

As at March 31, 2015 and in the normal course of business, the Company had obligations to make future payments, representing research and development contracts and other commitments that are known and committed in the amount of $2,661,000 over the next 12 months, $85,000 from 12 to 24 months, $26,000 from 24 to 36 months, and $25,000 each year thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $60,000 related to successful patent grants, $100,000, $200,000 and $300,000 on the first patient dosed in phase I, II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000,000.

The Company entered into two agreements with Catalent Pharma Solutions in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

14.	Related parties

For the three months ended March 31, 2015 and 2014, the key management personnel of the Company were the Board of Directors, Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Vice-President Drug Development.

Compensation for key management personnel of the Company for the three months ended March 31 was as follows:

	2015	2014
	$	$

Salaries, fees and short-term benefits	882,877	669,161
Share-based compensation	310,764	155,108
Total	1,193,641	824,269

Executive officers and directors participate in the 2014 Stock Option Plan and the 2014 DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at March 31, 2015, the key management personnel controlled less than 1% of the voting shares of the Company.

Outstanding balances with related parties at the period-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the three months ended March 31, 2015 and 2014, $0 and $7,916, respectively, was paid to a former director for consulting fees.

15.	Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those which reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash as Level 1. The loan payable has been classified as Level 2.

Cash, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and 2014
Amounts in Canadian Dollars
(Unaudited)

16.	Events after the balance sheet date

On April 7, 2015, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, Trillium sold 1,750,754 common shares and 1,077,605 Series II Non- Voting Convertible First Preferred Shares at a price of US$19.50 per share, including 228,359 common shares sold pursuant to the full exercise of the underwriters’ option to purchase additional common shares. The gross proceeds to Trillium from this offering, before deducting underwriting discounts and commissions and other offering expenses payable by Trillium, were approximately US$55.2 million.

The Series II Non-Voting Convertible First Preferred Shares sold in the offering are non-voting and are convertible into common shares, on a one-for-one basis (subject to adjustment), at any time at the option of the holder, subject to certain restrictions on conversion. Holders may not convert Series II Non-Voting Convertible First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.